TRANS ENERGY, INC.

210 Second Street

P.O. Box 393

St. Marys, West Virginia 26170

January 15, 2009

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20649

Re:	Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated July 9, 2008

File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above. Set forth below are our responses addressing each of the items set forth in your letter.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management’s Report on Internal Control over Financial Reporting, page 18

1.

You disclose in your report that “In connection with management’s evaluation of our internal control over financial reporting, we identified the following material weaknesses... that had not been fully remedied or fully assessed as a result of having not executed sufficient times to test.” Based on this disclosure, please tell us whether you completed your assessment of your internal controls over financial reporting as of December 31, 2007 or otherwise advise.

Response: The Company created and implemented controls and procedures for internal control over financial reporting as of December 31, 2007. The material weaknesses identified in our December 31, 2007 Form 10-KSB are a result of not having the controls executed a sufficient number of times to adequately assess their effectiveness.

Note 1 – Summary of Significant Accounting Policies, page 34

Asset Retirement Obligations, page 36

2.

We note your disclosure, with respect to FAS 143, that “This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs, excluding salvage values.” Please tell us why you believe this standard contemplates the exclusion of salvage values from the fair value determination and cite the specific source that supports your conclusion.

Response: For some assets, such as oil and gas wells, the plugging and abandonment costs exceed salvage value. Under the provisions of SFAS No. 143, we are required to exclude costs of plugging and abandonment from our amortization and depreciation rates for assets for which the plugging and abandonment costs exceed salvage.

Note 11 – Notes Payable, page 42

3.

We note from your disclosure that you conveyed a 2% Net Profits Interest to CIT Capital USA Inc. as part of your financing arrangement and that you determined the fair value of this conveyance to be $765,000. Please tell us and expand your disclosure to explain how you determined this fair value and cite the accounting literature you relied upon in support of your methodology.

Response: The Company determined the fair value of the 2% Net Profits Interest to be $765,000 using Rule 4-10(c)(4)(i)(A) under Regulation S-X. This rule states that the present value of estimated future net revenues be computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 13

4.

We note from your disclosure, with respect to your internal controls over financial reporting, that “As of March 31, 2008, some of these controls have been implemented, however these controls have not been executed a sufficient number of times for management to fully assess their effectiveness. Management will continue its efforts to implement and assess all of these measures and will monitor and evaluate them for effectiveness.” Please provide the following disclosures, if applicable, for each outstanding material weakness you identified in your Form 10-K for the fiscal year ended December 31, 2007:

a)	Reiterate when each material weakness was first identified and by whom;

b)	Specifically identify the facts and circumstances surrounding each outstanding material weakness;

c)	Provide a more fulsome discussion of the nature of your remediation efforts and the actions you’ve already undertaken;

d)	Indicate when you believe your remediation efforts will be completed;

e)	Disclose the material costs associated with each remediation procedure.

Response: The Company has addressed this comment in subsequent filings, including our June 30, 2008 Form 10-Q and September 30, 2008 Form 10-Q. The Company further believes that it would not be beneficial or necessary to amend the March 31, 2008 Form 10-Q to revise the disclosure.

Engineering Comments

Description of Property, page 9

Proved Reserves, page 10

5.

In comment 8 of our May 31, 2007 letter, we asked for several technical items of which only your year-end 2006 reserve report was furnished. Please furnish to us the petroleum engineering reports – in hard copy and electronic format – that you used as the basis for your December 31, 2007 proved reserve disclosures. Please also submit, to the extend not otherwise included in those reports, technical support for your disclosed proved reserves, including, but not limited to, the following information:

a)

One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties. Please identify the 18 new wells you drilled in 2007 and any associated proved PUD reserves;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)

Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed producing, proved developed non-producing and proved undeveloped categories – nine properties total – as well as the AFE for each of the three PUB entities; and

d)	Engineering exhibits (e.g. maps, performance extrapolations, volumetric calculations, initial production tests) and narratives for each of these nine largest properties.

Response: Please be advised that we are delivering the engineering reports and other requested documentation from Schlumberger Data and Consulting Services directly to the Commission, Ronald Winfrey, Petroleum Engineer, in a paper and electronic format.

6.

Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only “where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added).” Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

Response: Please refer to the engineering reports and documentation from Schlumberger Data and Consulting Services being delivered directly to the Commission as stated in our response to comment 5 above.

7.

In your response to comment 10 of our May 31, 2007 letter, you proposed to include a tabular presentation of your drilling activity for the prior three years. Please modify your disclosure to include this item.

Response: We propose to include the following table in our December 31, 2008 Form 10-K:

Drilling Activity – The following table sets forth the number of gross and net productive and dry development and exploratory wells completed in the periods noted. All drilling was in the United States.

Net Productive and Dry Wells Completed (a)

During the Year Ended, December 31
2008	2007	2006
Gross Net	Gross	Net	Gross	Net
Development wells (b)
Productive	13	11.5	18	18	3	3
Non-productive	-	-	-	-	-	-

Exploratory wells
Productive	-	-	-	-	-	-
Non-productive	-	-	-	-	-	-

(a)

Includes the number of wells completed during the applicable year regardless of the year in which drilling was initiated. Excludes any wells where drilling operations were continuing or were temporarily suspended as of the end of the applicable year. A dry well is a well found to be incapable of producing hydrocarbons in sufficient quantities to justify completion. A productive well is an exploratory or development well that is not a dry well.

(b)	Indicates wells drilled in the proved area of an oil or natural gas reservoir.

Because the above information will be included in our Form 10-K for the year ended December 31, 2008, we do not believe that it would be helpful or beneficial to amend and re-file the Form 10-KSB for December 31, 2007.

Financial Statements, page 29

Cost Incurred in Oil and Gas Activities, page 46

8.

We note the line items under Acquisition of Properties in 2006: $1.85 million for proved and $10 thousand for unproved. Please reconcile these figures for us with the 2006 line item, “Expenditures for oil and gas properties” - $2.6 million – under Cash Flows From Investing Activities on page 33 and revise your disclosure if appropriate.

Response: We propose to include the following table in our December 31, 2008 Form 10-K with the appropriate changes:

Costs Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities

For the Year Ended, December 31
2008	2007	2006

Acquisition of Properties
Proved	?	16,355	1,016,230
Unproved	?	388,086	10,156
Exploration Costs	?	121,008	-
Development Costs	?	7,250,689	1,598,102
Total Costs Incurred	?	7,776,138	2,624,488

Because the above information will be included in our Form 10-K for the year ended December 31, 2008, we do not believe that it would be helpful or beneficial to amend and re-file the Form 10-KSB for December 31, 2007.

As stated above, we are delivering the engineering reports and other requested documentation from Schlumberger Data and Consulting Services directly to the Commission, Ronald Winfrey, Petroleum Engineer, in a paper and electronic format. The Company respectfully requests that the aforementioned report and documents be returned to this office and that it is not disseminated to the public.

Sincerely,

/s/ Lisa A. Corbitt

Lisa A. Corbitt

Chief Financial Officer

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